EXHIBIT 1

                                  [TRANSLATION]

                                                                 August 12, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

             IMMEDIATE REPORT CONCERNING THE CONVENING OF A MEETING

1. On August 11, 2008, it was resolved to convene a Special Meeting of the Bank which will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Wednesday, September 17, 2008 at 9:30 A.M.

2. The date for determining the right to vote at the Special Meeting is August 18, 2008.

3. AGENDA AND PROPOSED RESOLUTIONS

RENEWAL OF THE BANK'S DIRECTORS AND OFFICERS LIABILTY INSURANCE POLICY.

(1) The insurance is for one year, from August 1, 2008 until July 31, 2009 (hereinafter-"THE NEW INSURANCE PERIOD"); (2) the annual premium is 213,150 U.S. Dollars (hereinafter:"DOLLARS") for the new insurance period (304,500 Dollars reduced by a 91,350 Dollar no-claims discount for the prior insurance period);
(3) the liability coverage is in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel only, per event and per period; (4) the deductible per event (for the Bank only) is in the amount of 750,000 U.S. Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars if the event is prior to that.

The audit committee and the Board of Directors of the Bank approved the renewal, pursuant to Section 270 of the Companies Law-1999.


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TEXT OF PROPOSED RESOLUTION

Further to the approvals of the audit committee and the Board of Directors of the Bank and following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for one year, from August 1, 2008 until July 31, 2009 (hereinafter-"THE NEW INSURANCE PERIOD"); (2) the annual premium is 213,150 U.S. Dollars (hereinafter:"DOLLARS") for the new insurance period (304,500 Dollars reduced by a 91,350 Dollar no-claims discount for the prior insurance period); (3) the liability coverage is in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel only, per event and per period; (4) the deductible per event (for the Bank only) is in the amount of 750,000 U.S. Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars if the event is prior to that.

The majority required to adopt the resolution set out in the above Agenda is a simple majority.

4. Attached is [X] text of written ballot [_] position paper.

5. The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

6. If there shall not be a legal quorum, the meeting shall then take place on September 24, 2008 at 9:30 A.M. at 82 Menahem Begin Road, Tel Aviv.

7. The text set out in the agenda above is the full text of the proposed resolution.